Exhibit (a)(3)

COMSYS IT PARTNERS, INC.
4400 Post Oak Parkway
Suite 1800
Houston, Texas 77027

March 4, 2010

Dear COMSYS stockholder:

I am pleased to inform you that COMSYS IT Partners, Inc. has entered into an agreement and plan of merger with Manpower Inc. and its wholly owned subsidiary, Taurus Merger Sub, Inc. Pursuant to the agreement, Taurus is commencing an offer today to exchange for each share of COMSYS common stock accepted by Taurus either $17.65 in cash or $17.65 in fair market value of Manpower common stock.

COMSYS stockholders may elect to receive either cash or Manpower common stock for all of their shares of COMSYS common stock tendered in the exchange offer. If completed, the exchange offer will be followed by a merger of Taurus with and into COMSYS, in which any remaining shares of COMSYS common stock not tendered in the exchange offer will be converted into the right to receive $17.65 in cash or $17.65 in fair market value of Manpower common stock. The aggregate amount of cash and of Manpower common stock available to be paid and issued in the exchange offer and in the merger will be determined on a 50/50 basis, such that if the holders of more than 50% of the shares of COMSYS common stock tendered in the exchange offer, or more than 50% of the shares of COMSYS common stock converted in the merger, elect more than the cash or Manpower common stock available in either case, COMSYS stockholders will receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elect to receive is oversubscribed. Notwithstanding the foregoing, Manpower has the right to elect, at any time not less than two business days prior to the expiration of the exchange offer, to pay $17.65 in cash for each share of COMSYS common stock tendered in the exchange offer and converted in the merger. The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the evening of April 2, 2010, unless it is extended or terminated in accordance with its terms.

The COMSYS board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the exchange offer and merger, and has determined that the terms of the exchange offer, the merger and the other transactions contemplated by the merger agreement are advisable to and in the best interests of COMSYS and its stockholders and recommends that COMSYS’s stockholders ACCEPT the exchange offer and tender their shares of COMSYS common stock in the exchange offer.

Enclosed with this letter are a copy of COMSYS’s solicitation/recommendation statement on Schedule 14D-9, dated March 4, 2010, and a copy of Manpower’s preliminary prospectus, dated March 4, 2010, together with related materials to be used for tendering your shares of COMSYS common stock, including a letter of election and transmittal. These documents set forth the terms and conditions of the exchange offer and the merger and include additional information about how to tender your shares.

We urge you to read these documents and to consider this information carefully. If you need assistance in tendering your shares, please contact Georgeson Inc., at (212) 440-9800 (banks and brokers), or toll free at (866) 257-5108 (all others).

On behalf of the board of directors and management of COMSYS, we thank you for your support.

Sincerely,

/s/  Larry L. Enterline
Larry L. Enterline
Chief Executive Officer